Exhibit 99.1

Mogo Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	March 31, 2025	December 31, 2024
Assets
Cash and cash equivalent		9,820	8,530
Restricted cash		3,217	2,508
Marketable securities	5	16,322	26,085
Loans receivable, net	4	56,996	58,620
Prepaid expenses and other receivables		5,146	11,042
Investment portfolio	14c	9,473	11,991
Property and equipment		315	364
Investment in sublease, net and right-of-use assets		958	1,073
Intangible assets	6	29,639	31,080
Goodwill		38,355	38,355
Total assets		170,241	189,648

Liabilities
Accounts payable, accruals and other		17,482	22,181
Lease liabilities		1,382	1,541
Credit facility	7	48,241	48,792
Debentures	8	33,546	35,287
Deferred tax liability		531	630
Total liabilities		101,182	108,431

Equity
Share capital	16a	389,717	389,717
Contributed surplus		37,899	37,424
Foreign currency translation reserve		(1,178)	(416)
Deficit		(357,379)	(345,508)
Total equity		69,059	81,217
Total equity and liabilities		170,241	189,648

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended
	Note	March 31, 2025	March 31, 2024
Revenue
Subscription and services		10,731	10,691
Interest revenue		6,599	7,234
	9,10a	17,330	17,925
Cost of revenue
Provision for loan losses, net of recoveries	4	4,814	4,705
Transaction costs		904	1,665
		5,718	6,370
Gross profit		11,612	11,555
Operating expenses
Technology and development		2,782	2,617
Marketing		1,147	1,222
Customer service and operations		2,603	2,818
General and administration		4,030	3,850
Stock-based compensation	16c	475	561
Depreciation and amortization	6	1,954	2,376
Total operating expenses	11	12,991	13,444
Loss from operations		(1,379)	(1,889)
Other expenses (income)
Credit facility interest expense	7	1,446	1,656
Debenture and other financing expense	8,17	913	806
Accretion related to debentures	8	154	178
Revaluation (gain) loss	12	7,662	(1,088)
Other non-operating expense		416	254
		10,591	1,806
Net loss before tax		(11,970)	(3,695)
Income tax recovery		(99)	(85)
Net loss		(11,871)	(3,610)
Other comprehensive (loss) income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation reserve (loss) gain		(762)	31
Other comprehensive (loss) income		(762)	31
Total comprehensive loss		(12,633)	(3,579)
Net loss per share
Basic and diluted loss per share		(0.49)	(0.15)
Weighted average number of basic and fully diluted common shares (in 000s)		24,383	24,426

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2024	24,281	389,717	37,424	(416)	(345,508)	81,217
Net loss	—	—	—	—	(11,871)	(11,871)
Foreign currency translation reserve	—	—	—	(762)	—	(762)
Stock-based compensation (Note 16c)	—	—	475	—	—	475
Balance, March 31, 2025	24,281	389,717	37,899	(1,178)	(357,379)	69,059

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2023	24,325	389,806	35,503	243	(331,828)	93,724
Net loss	—	—	—	—	(3,610)	(3,610)
Purchase of common shares for cancellation	(17)	(47)	—	—	—	(47)
Cancellation of replacement awards	(1)	—	—	—	—	—
Foreign currency translation reserve	—	—	—	31	—	31
Stock-based compensation (Note 16c)	—	—	561	—	—	561
Options exercised or converted	2	15	(17)	—	—	(2)
Balance, March 31, 2024	24,309	389,774	36,047	274	(335,438)	90,657

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended
Cash provided by (used in) the following activities:	Note	March 31, 2025	March 31, 2024
Operating activities
Net loss		(11,871)	(3,610)
Items not affecting cash and other items:
Depreciation and amortization	6	1,954	2,376
Provision for loan losses	4	4,833	4,707
Credit facility interest expense	8	1,446	1,656
Debenture and other financing expense	8,17	913	806
Accretion related to debentures	11	154	178
Stock-based compensation expense	16c	475	561
Revaluation (gain) loss	12	7,662	(1,088)
Other non-operating expense	13	37	149
Income tax recovery		(99)	(85)
		5,504	5,650
Changes in:
Net issuance of loans receivable		(3,210)	(5,681)
Prepaid expenses, and other receivables and assets		5,896	(1,795)
Accounts payable, accruals and other		(4,813)	640
Restricted cash		(709)	(215)
Net investment in sub-lease		112	44
		2,780	(1,357)
Interest paid		(2,220)	(2,494)
Income taxes paid		—	(15)
Net cash provided by (used in) operating activities		560	(3,866)

Investing activities
Investment in intangible assets	6	(454)	(704)
Purchase of marketable securities	5	—	(816)
Proceeds from sale of investment portfolio		715	—
Proceeds from sale of marketable securities		1,732	—
Purchases of property and equipment		(4)	—
Net cash provided by (used in) investing activities		1,989	(1,520)

Financing activities
Lease liabilities – principal payments		(159)	(133)
Repayments on debentures	8	(536)	(699)
Advances on credit facility	7	1,920	1,904
Repayments on credit facility	7	(2,471)	—
Net cash (used in) provided by financing activities		(1,246)	1,072

Effect of exchange rate fluctuations on cash and cash equivalents		(13)	(19)
Net increase (decrease) in cash and cash equivalent		1,290	(4,333)
Cash and cash equivalent, beginning of period		8,530	16,133
Cash and cash equivalent, end of period		9,820	11,800

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

1.
Nature of operations

Mogo Inc. (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 following the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo offers simple digital solutions to help its members improve their path to wealth creation and financial freedom. Mogo offers commission-free stock trading that helps users thoughtfully invest based on a Warren Buffett approach to long-term investing while also making a positive impact with every investment. Moka offers Canadians a real alternative to mutual funds and wealth managers that overcharge and underperform with a fully managed investing solution based on the proven outperformance of an S&P 500 strategy, and at a fraction of the cost. Mogo also offers digital loans and mortgages. Through Carta Worldwide, Mogo also offers a low-cost payments platform that powers next-generation card programs for companies across Europe and Canada.

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board® and should be read in conjunction with the Company's last annual consolidated financial statements as at and for the year ended December 31, 2024. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board®. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on May 8, 2025.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least 12 months from the date of approval of these interim condensed consolidated financial statements.

In arriving at this judgment, management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the next 12 months from the date of approval of these interim condensed consolidated financial statements, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 7, 8, and 15 for details on amounts that may come due in the next 12 months.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

2.
Basis of presentation (Continued from previous page)

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Moka Financial Technologies Europe (EUR).

3.
Material accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2024.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2024.

During the year, the United States government announced tariffs on imported goods. The uncertainty regarding the impact of these tariffs on the economies increases the uncertainty of estimates used in financial reporting. We have assessed the impact on the following areas:

Provision for loan losses

Forward-looking macroeconomic assumptions were updated in line with current forecasts, including potential impacts from tariffs. These changes did not have a material impact on the expected credit loss provisions.

Investment portfolio

Management considered market volatility, including trade uncertainties, in its valuation of private investments. Our valuation models have been updated to reflect these fluctuations.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2025, but do not have an impact on the interim condensed consolidated financial statements of the Company.

Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company has not adopted any standards or interpretations that have been issued but are not yet effective and is currently assessing the impact on the interim financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

4.
Loans receivable

Loans receivable represent lines of credit advanced to customers in the normal course of business. The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents the Company's assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off (March 31, 2025 - $3,394, December 31, 2024 - $3,472). These are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at March 31, 2025
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	57,833	—	—	57,833
Lower risk	1-30 days past due	2,583	—	—	2,583
Medium risk	31-60 days past due	—	1,117	—	1,117
Higher risk	61-90 days past due	—	927	—	927
Non-performing	91+ days past due or bankrupt	—	—	9,515	9,515
	Gross loans receivable	60,416	2,044	9,515	71,975
	Allowance for loan losses	(7,764)	(1,491)	(5,724)	(14,979)
	Loans receivable, net	52,652	553	3,791	56,996

		As at December 31, 2024
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	58,171	—	—	58,171
Lower risk	1-30 days past due	2,924	—	—	2,924
Medium risk	31-60 days past due	—	1,024	—	1,024
Higher risk	61-90 days past due	—	863	—	863
Non-performing	91+ days past due or bankrupt	—	—	9,714	9,714
	Gross loans receivable	61,095	1,887	9,714	72,696
	Allowance for loan losses	(7,088)	(1,336)	(5,652)	(14,076)
	Loans receivable, net	54,007	551	4,062	58,620

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

4.
Loans receivable (Continued from previous page)

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are mostly correlated with unemployment rate, inflation rate, bank prime rate and GDP growth rate. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for credit losses would have been $1,431 higher than the reported allowance for credit losses as at March 31, 2025 (December 31, 2024 – $1,404 higher).

Overall changes in the allowance for loan losses are summarized below:

	Three months ended
	March 31, 2025	March 31, 2024

Balance, beginning of the period	14,076	12,555
Provision for loan losses
Originations	670	687
Repayments	(350)	(198)
Re-measurement	4,513	4,218
Charge offs	(3,930)	(3,770)
Balance, end of the period	14,979	13,492

The provision for loan losses in the interim condensed consolidated statements of operations and comprehensive income (loss) is recorded net of recoveries. Recoveries for the three months ended March 31, 2025 were nil (March 31, 2024 – $2).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

5. Marketable securities

	As at
	March 31, 2025	December 31, 2024
WonderFi Technologies Inc.	15,983	25,654
Others	339	431
Total	16,322	26,085

6. Intangible assets

	Internally generated technology– completed	Internally generated technology– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2023	24,746	1,543	487	21,000	8,900	1,000	6,800	64,476
Additions	—	3,175	—	—	—	—	—	3,175
Impairment	—	(597)	—	—	—	—	—	(597)
Disposals	—	—	—	—	—	—	—	—
Transfers	2,034	(2,034)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	11	—	—	—	—	11
Balance, December 31, 2024	26,780	2,087	498	21,000	8,900	1,000	6,800	67,065
Additions	—	453	—	—	—	—	—	453
Impairment	—	(34)	—	—	—	—	—	(34)
Transfers	287	(287)	—	—	—	—	—	—
Effects of movement in exchange rate	—	3	18	—	—	—	—	21
Balance, March 31, 2025	27,067	2,222	516	21,000	8,900	1,000	6,800	67,505

Accumulated amortization
Balance, December 31, 2023	14,526	—	301	5,922	3,558	—	3,607	27,914
Amortization	3,440	—	100	2,100	1,064	—	1,360	8,064
Disposals	—	—	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	7	—	—	—	—	7
Balance, December 31, 2024	17,966	—	408	8,022	4,622	—	4,967	35,985
Amortization	711	—	25	525	266	—	340	1,867
Effects of movement in exchange rate	—	—	14	—	—	—	—	14
Balance, March 31, 2025	18,677	—	447	8,547	4,888	—	5,307	37,866

Net book value
Balance, December 31, 2024	8,814	2,087	90	12,978	4,278	1,000	1,833	31,080
Balance, March 31, 2025	8,390	2,222	69	12,453	4,012	1,000	1,493	29,639

Amortization of intangible assets of $1,867 for the three months ended March 31, 2025 (March 31, 2024 – $2,296) is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

7. Credit facility

The credit facility consists of a $60,000 senior secured credit facility. On May 9, 2024, the maturity date of the facility was extended from July 2, 2025 to January 2, 2026. On February 26, 2025, the Company amended its credit facility to extend the maturity date by three years, until January 2, 2029. Additionally, the interest rate was reduced by 100 basis points to 7% plus the greater of i) 2% and ii) the Secured Overnight Financing Rate (“SOFR”). There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. The principal and interest balance outstanding for the credit facility as at March 31, 2025 was $48,241 (December 31, 2024 – $48,792).

The credit facility is subject to certain covenants and events of default. As at March 31, 2025 and December 31, 2024, the Company was in compliance with these covenants. Interest expense on the credit facility for the three months ended March 31, 2025 of $1,446 (March 31, 2024 – $1,656) is included in credit facility interest expense in the interim condensed consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

	As at
	March 31, 2025	December 31, 2024
Balance, beginning of the period	48,792	49,405
Advances from credit facility	1,920	1,904
Payments on credit facility	(2,471)	(2,517)
Balance, end of the period	48,241	48,792

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

8. Debentures

The Company's debentures pay interest at a coupon rate between 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common Shares.

The Company’s debentures balance includes the following:

	As at
	March 31, 2025	December 31, 2024
Principal balance	34,714	35,257
Discount	(1,914)	(701)
	32,800	34,556
Interest payable	746	731
	33,546	35,287

	As at
	March 31, 2025	December 31, 2024
Balance, beginning of the period	35,287	36,783
Principal repayments	(536)	(2,192)
Discount accretion	154	687
Revaluation	(1,367)	(364)
Other	8	373
Balance, end of the period	33,546	35,287

The debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of the debentures to January 2, 2029 being the maturity date of the credit facility.

As at March 1, 2025, the Company adjusted the amortised cost of the debentures to give effect to the amended maturity date of the Company's senior secured credit facility from January 2, 2026 to January 2, 2029. The Company determined this constituted a non-substantial modification of the existing debentures and the amortised cost of the debentures was recalculated by discounting the revised estimated future cash flows at the existing effective interest rate. The impact of the modification was recorded in the revaluation gain (loss) line in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

The outstanding debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

	Principal component of quarterly payment	Principal due on maturity	Total
2025	1,589	—	1,589
2026	2,268	—	2,268
2027	2,454	—	2,454
2028	2,657	—	2,657
2029	668	25,078	25,746
	9,636	25,078	34,714

The debenture repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the repayments is variable based on the Company's share price at the repayment date.

9. Revenue

The following table is a provides a breakdown of the Company’s total revenues:

	Three months ended
	March 31, 2025	March 31, 2024
Interest revenue	6,599	7,234
Wealth revenue	3,481	2,472
Payments revenue	2,555	1,909
Other subscription related revenue	4,695	6,310
Total revenue	17,330	17,925

10. Geographic information

(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended
	March 31, 2025	March 31, 2024
Canada	15,022	16,221
Europe	2,308	1,704
Total	17,330	17,925

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

10. Geographic information (Continued from previous page)

(b)
Non-current assets

Non-current assets presented below has been based on geographic location of the assets. Intangible assets are allocated based on the location of their legal registration.

	As at
	March 31, 2025	December 31, 2024
Canada	69,049	70,623
Europe	203	233
Other	15	16
Total	69,267	70,872

11. Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended
	March 31, 2025	March 31, 2024
Personnel expense	5,886	5,102
Depreciation and amortization	1,954	2,376
Hosting and software licenses	1,297	1,411
Marketing	1,110	1,183
Professional services	681	878
Stock-based compensation	475	561
Insurance and licenses	375	449
Credit verification costs	190	329
Premises	201	168
Others	822	987
Total	12,991	13,444

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization from the interim condensed consolidated statements of operations and comprehensive income (loss):

	Three months ended
	March 31, 2025	March 31, 2024
Technology and development	4,134	3,844
Marketing	1,162	1,237
Customer service and operations	2,706	2,974
General and administration	4,989	5,389
Total	12,991	13,444

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

12. Revaluation loss (gain)

	Three months ended
	March 31, 2025	March 31, 2024
Change in fair value due to revaluation of derivative financial liabilities	—	(17)
Realized gain on investment portfolio and marketable securities	(257)	—
Unrealized (gain) loss on investment portfolio and marketable securities	10,090	(919)
Gain on modification of debentures	(1,367)	(84)
Realized foreign exchange loss	14	23
Unrealized foreign exchange gain	(818)	(91)
Total	7,662	(1,088)

13. Other non-operating expense

	Three months ended
	March 31, 2025	March 31, 2024
Restructuring charges	—	14
Acquisition costs and other	416	240
Total	416	254

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

14. Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the interim condensed consolidated statements of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•
Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•
Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•
Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a) Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

14. Fair value of financial instruments (Continued from previous page)

(b) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three months ended March 31, 2025, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
As at March 31, 2025	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	16,322	—	—	16,322	16,322	—	—	16,322
Investment portfolio		9,473	—	—	9,473	—	—	9,473	9,473
		25,795	—	—	25,795
Financial assets not measured at fair value
Cash and cash equivalent		—	9,820	—	9,820	9,820	—	—	9,820
Restricted cash		—	3,217	—	3,217	3,217	—	—	3,217
Loans receivable	4	—	71,975	—	71,975	—		71,975	71,975
Other receivables		—	3,905	—	3,905	—	—	3,905	3,905
		—	88,917	—	88,917
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	17,261	17,261	—	—	17,261	17,261
Credit facility	7	—	—	48,241	48,241	—	48,241	—	48,241
Debentures	8	—	—	33,546	33,546	—	—	37,986	37,986
		—	—	99,048	99,048

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

14. Fair value of financial instruments (Continued from previous page)

(b) Accounting classifications and fair values (Continued from previous page)

		Carrying amount				Fair value
As at December 31, 2024	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	26,085	—	—	26,085	26,085	—	—	26,085
Investment portfolio		11,991	—	—	11,991	—	—	11,991	11,991
		38,076	—	—	38,076
Financial assets not measured at fair value
Cash and cash equivalent		—	8,530	—	8,530	8,530	—	—	8,530
Restricted cash		—	2,508	—	2,508	2,508	—	—	2,508
Loans receivable	4	—	72,696	—	72,696	—	—	72,696	72,696
Other receivables		—	9,491	—	9,491	—	—	9,491	9,491
		—	93,225	—	93,225
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	22,096	22,096	—	—	22,096	22,096
Credit facility	7	—	—	48,792	48,792	—	48,792	—	48,792
Debentures	8	—	—	35,287	35,287	—	—	33,911	33,911
		—	—	106,175	106,175

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

14. Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions

• Revenue multiples (1.65-2.4, 2024: 0.6-3.0)

• Balance sheets and last twelve-month revenues for certain of the investee companies

• Equity volatility (50-110%, 2024: 50-130%)

• Time to exit events

• Discount for lack of marketability (0-20%, 2024: 0-20%)

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Loans receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing and amount of cash flows • Discount rate	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

14. Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values (Continued from previous page):

(i) Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at March 31, 2025 and December 31, 2024 and classified as Level 3:

	As at
	March 31, 2025	December 31, 2024
Balance, beginning of the period	11,991	11,436
Disposal	(715)	(200)
Unrealized exchange gain	—	662
Realized loss on investment portfolio	—	(120)
Unrealized (loss) gain on investment portfolio	(1,803)	213
Balance, end of the period	9,473	11,991

The fair value of the Company's current loans receivable, other receivables, and accounts payable, accruals and other approximates its carrying values due to the short-term nature of these instruments. The fair value of the Company's credit facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. The fair value of the Company's debentures was determined based on a discounted cash flow analysis using observable market interest rates for instruments with similar terms.

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
March 31, 2025	Adjusted market multiple (5% movement)	474	(474)

December 31, 2024	Adjusted market multiple (5% movement)	600	(600)

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

15. Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages these risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to accounts receivable, brokerage firm receivables and the gross carrying amount of the loans receivable disclosed in these interim condensed consolidated financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable is unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bear interest at 7% plus SOFR with a 2% SOFR floor. As at March 31, 2025, SOFR is 4.32% (December 31, 2024 – 4.49%). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

15. Nature and extent of risk arising from financial instruments (Continued from previous page)

Liquidity risk

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facility and debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facility and debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facility. See Note 7 and 8 for further details.

	2025	2026	2027	2028	2029	Thereafter
Commitments - operational
Lease payments	1,012	1,009	588	—	—	—
Accounts payable	4,515	—	—	—	—	—
Accruals and other	17,435	—	—	—	—	—
Other purchase obligations	476	584	642	221	—	—
Interest – Credit facility (Note 7)	4,153	5,537	5,537	5,537	5,537	—
Interest – Debentures (Note 8)(1)	1,613	2,624	2,433	2,225	522	—
	29,204	9,754	9,200	7,983	6,059	—
Commitments – principal repayments
Credit facility (Note 7)	—	—	—	—	48,241	—
Debentures (Note 8) (1)	1,589	2,268	2,454	2,657	25,746	—
	1,589	2,268	2,454	2,657	73,987	—
Total contractual obligations	30,793	12,022	11,654	10,640	80,046	—

(1)The debenture repayments are payable in either cash or Common Shares at Mogo’s option. The number of Common Shares required to settle the repayments is variable based on the Company's share price at the repayment date.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

16. Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

As at March 31, 2025, there were 24,472,377 (December 31, 2024 – 24,472,377) Common Shares and no preferred shares issued and outstanding.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at March 31, 2025, the Company held 190,706 Common Shares in reserve (December 31, 2024 – 190,706).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding, and ii) 1,266,667.

Each option entitles the holder to receive one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the Prior Plan have a maximum contractual term of ten years.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

16. Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2023	3,498	—	5.56	1,499	8.18
Options issued	270	1.67	2.15	—	—
Exercised	(2)	8.83	2.12	—	—
Forfeited	(1,006)	8.26	7.05	—	—
Balance, December 31, 2024	2,760	—	2.69	1,543	3.06
Options issued	20	1.40	1.29	—	—
Forfeited	(4)	3.61	1.91	—	—
Balance, March 31, 2025	2,776	—	2.71	1,709	3.03

The above noted options have expiry dates ranging from May 2025 to March 2033.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended
	March 31, 2025	March 31, 2024
Risk-free interest rate	2.76	3.51%
Expected life	5 years	5 years
Expected volatility in market price of shares	88%	91%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%

These options generally vest monthly over a four-year period after an initial one-year cliff.

Volatility of the above options is based on the Company's market share price over the last 5 years.

Total stock-based compensation costs related to options for the three months ended March 31, 2025 was $475 (March 31, 2024 – $561).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

16. Equity (Continued from previous page)

(d) Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2023	358	20.53	280	25.46
Warrants issued	500	2.15	—	—
Warrants exercised	—	—	—	—
Warrants expired	(89)	51.15	(89)	6.09
Balance, December 31, 2024	769	5.02	402	25.46
Warrants issued	—	—	—	—
Warrants exercised	—	—	—	—
Warrants expired	—	—	—	—
Balance, March 31, 2025	769	5.02	580	5.93

The 768,630 warrants outstanding noted above have expiry dates ranging from June 2025 to August 2027 and do not include the stock warrants accounted for as a derivative financial liability.

The derivative financial liabilities are comprised of 1,018,519 USD stock warrants with an expiry date of June 2025 and a weighted average exercise price of $17.88. The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statements of operations and comprehensive income (loss). The balance for the current period is $nil (December 2024 - $nil).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2025 and 2024

17. Related party transactions

Related party transactions during the three months ended March 31, 2025 include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2025, totaled $133 (December 31, 2024 – $136). The debentures bear annual coupon interest of 8.0% (December 31, 2024 – 8.0%) with interest expense for the three months ended March 31, 2025, totaling $3 (March 31, 2024 – $6). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.